Exhibit 99(a)(5)(a)

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis tender offer for Advanced Accelerator Applications commences

Basel, December 7, 2017 —Novartis AG (NYSE: NVS) (“Novartis”) today announced that its direct and indirect subsidiary, Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”), has commenced a cash tender offer to purchase all of the outstanding ordinary shares, nominal value EUR 0.10 per share (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs” and, together with the Ordinary Shares, the “Company Shares”), of Advanced Accelerator Applications (NASDAQ: AAAP) (“AAA”), for a price of USD 41.00 per Ordinary Share and USD 82.00 per ADS, in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (the “Offer to Purchase”), the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal, and pursuant to the terms of the previously announced Memorandum of Understanding, dated as of October 28, 2017, by and between Novartis and AAA, as amended on December 5, 2017 (the “MoU”).

The Offer will expire at 12:00 midnight, New York City time, on January 19, 2018 (which is the end of the day on January 19, 2018), unless extended (the latest time and date at which the Offer will expire, the “Expiration Date”). Any extension of the Offer will be followed by public announcement of the extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Novartis has filed a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). The Offer to Purchase contained within the Schedule TO sets out the full terms and conditions of the Offer.

AAA has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC, which includes, among other things, the recommendation of the AAA board of directors that AAA’s shareholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

The Offer is subject to the satisfaction or waiver of certain conditions, including (i) immediately prior to the expiration of the Offer (as extended in accordance with the MoU), the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), together with the Ordinary Shares then beneficially owned by Novartis or Purchaser (if any), represents at least 80% of (a) all of the Ordinary Shares (including Ordinary Shares represented by ADSs) then outstanding (including any Ordinary Shares held in escrow), plus (b) as more fully described in the Schedule TO, all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding, regardless of whether or not then vested, plus (c) any Ordinary Shares issuable pursuant to the existing arrangement with the former shareholders of BioSynthema Inc., (ii) the receipt of approvals from applicable regulatory authorities, including the expiration or termination of the applicable waiting period under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the non-existence of certain types of judgments, decisions, orders, or other authoritative measures that could impede the consummation of the Offer, and (iv) the absence of a Material Adverse Effect (as defined in the MoU) with respect to AAA and its subsidiaries. The Offer is subject to other important conditions set forth in the Offer to Purchase. The Offer is not subject to a financing condition.

Innisfree M&A Incorporated is acting as information agent for Novartis in the Offer. The Bank of New York Mellon is acting as the depositary and tender agent for the ADSs in the Offer, and Banque Transatlantique S.A. is acting as the centralizing, paying and transfer agent for the Ordinary Shares in the Offer. Requests for documents and questions by Holders in the U.S. and Canada regarding the relating to the Offer may be directed to Innisfree M&A Incorporated by telephone at 1 (888) 750-5834 (toll free). Holders outside the U.S. and Canada should call Lake Isle M&A Incorporated, a wholly-owned subsidiary of the Innisfree M&A Incorporated, at +44-20-7710-9960.

Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. On December 7, 2017, Purchaser and Novartis filed a Tender Offer Statement on Schedule TO with the SEC and AAA filed the Schedule 14D-9 with the SEC, in each case with respect to the Offer. The Tender Offer Statement (including the Offer to Purchase, accompanying Ordinary Share Acceptance Form and American Depositary Receipts letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser or AAA with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free under the “Investors—Financial Data” section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 and such other documents may be obtained for free from the Company under the “Investor Relations” section of the Company’s website at http://investorrelations.adacap.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “tender offer,” “commenced,” “offer,” “will,” “subject to,” “conditions,” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for Advanced Accelerator Applications being commenced by Novartis. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 121,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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